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Exhibit (a)(2)(i)

March 30, 2010

Techwell, Inc.
408 E. Plumeria Drive
San Jose, California 95134

Dear Techwell Stockholder:

        We are pleased to inform you that, on March 22, 2010, Techwell, Inc. ("Techwell") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Intersil Corporation ("Intersil") and Navajo Merger Sub, Inc., a wholly-owned subsidiary of Intersil ("Purchaser").

        Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of common stock of Techwell (the "Common Stock") at a price of $18.50 per share, net to the seller thereof in cash, without interest thereon and less applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated March 30, 2010, and related materials enclosed with this letter. Unless subsequently extended, the tender offer is currently scheduled to expire at midnight, New York City time, on April 26, 2010, at which time, if all conditions to the tender offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the tender offer and not properly withdrawn. Following the consummation of the tender offer, Purchaser will merge with and into Techwell, with Techwell being the surviving corporation, on the terms and subject to the conditions set forth in the Merger Agreement.

        The Board of Directors of Techwell has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable, fair to and in the best interests of Techwell's stockholders and approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. Accordingly, the Board of Directors of Techwell unanimously recommends that holders of Common Stock accept the offer, tender their shares of Common Stock to Purchaser pursuant to the offer and, if required by Delaware law, vote their shares of Common Stock in favor of the adoption of the Merger Agreement in accordance with the applicable provisions of Delaware law.

        In arriving at its recommendation, the Board of Directors of Techwell gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter. Also accompanying this letter is a copy of Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock to Purchaser in the tender offer. These documents set forth the terms and conditions of Purchaser's tender offer and provide instructions as to how to tender your shares. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,
Fumihiro Kozato President and Chief Executive Officer

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  Exhibit (a)(2)(i)